File No. 2311-2
March 28, 2006
Via FedEx and Edgar
Mr. John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Re: General Finance Corporation – Amendment No. 5 to
Registration Statement on Form S-1 Filed March 28, 2006; File No. 333-129830
Dear Mr. Reynolds:
     On behalf of General Finance Corporation, a Delaware corporation (the “Company”), we hereby transmit Amendment No. 5 to the above-referenced Registration Statement, as filed with the Securities and Exchange Commission on the date hereof, marked to show composite changes from Amendment No. 4 to the Registration Statement filed with the SEC on March 23, 2006.
     The changes reflected in Amendment No. 5 include those made by the Company in response to the comments of the Staff of the Division of Corporation Finance of the SEC set forth in your letter dated March 28, 2006, to Mr. Ronald Valenta, Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 5 also includes several other changes that are intended to update, clarify and render more complete the information contained therein.
     Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in Amendment No. 5. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 4, which includes the prospectus as revised.
Prospectus Summary
1.	We note your supplemental response to prior comment four of our letter dated March 21, 2006 that “we do not intend to change the voting requirement.” Please explain this statement in light of the disclosure in the prospectus that you will not change these procedures. Furthermore, we continue to note that the business combination procedures may be changed with unanimous approval of the

Mr. John Reynolds
March 28, 2006

shareholders. Please disclose whether the company views the business combination procedures as stated in the Certificate of Incorporation and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.
Company Response
Management of the Company has advised us that it will not attempt to change the above-referenced voting requirements and procedures. We have disclosed in Amendment No. 5 that the Company views the business combination procedures as obligations to investors that the Company will not propose to amend.

2.	In light of the statement that you may effect a business combination with any operating company in any industry and that you may at any time divert your efforts to seek businesses other than specialty finance companies, please remove the disclosure in the summary and the business section relating to management’s expertise in the specialty finance industry.
Company Response
We have removed the disclosure relating to management’s expertise in the specialty finance industry.
Director Independence, page 41
3.	In light of the added disclosure that you will not consummate a business combination with an affiliated company, please explain or clarify the statement that “any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties” on page 41.
Company Response
     We have deleted the above-referenced statement.
Legality Opinion
4.	We note the statement in the legality opinion that “Members of our Firm are admitted to the Bar of the State of California.” Please remove this statement since it acts as a qualification on the legality opinion under the state of Delaware.

Mr. John Reynolds
March 28, 2006

Company Response
     We have filed a revised legal opinion with the above-referenced sentence deleted.
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     All questions and comments regarding the foregoing should be addressed to Alan B. Spatz at (310) 789-1231.
Very truly yours,

Alan B. Spatz

cc:	Ronald F. Valenta John O. Johnson Joel L. Rubinstein, Esq. Michael Powell